SECURIT 05038152 SSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39450

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VANguard CAPital

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4660 LA JOLLA VILLAGE DRIVE, SUITE 100
(No. and Street)

SAN DIEGO (City) CA (State) 92122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY SERRAS (858) 455-5070
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

NASELLA, MATHIS & ASSOCIATES
(Name – *if individual, state last, first, middle name*)

4660 LA JOLLA VILLAGE DRIVE, SUITE 125, SAN DIEGO, CA 92122
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED FEB 28 2005 WASH. D.C. 185 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 18 2005 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

03/16/05

OATH OR AFFIRMATION

I, GREGORY SERRAS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VANGUARD CAPITAL, as of DECEMBER 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

HEATHER ANN ZACHARIAS LANGFIELD
Commission # 1517061
Notary Public - California
San Diego County
My Comm. Expires Oct 1, 2008

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VANGUARD CAPITAL

Audit Report in Conformity
with Rule 17a-5 of the
Securities and Exchange Commission

Year Ended December 31, 2004

AVAILABLE FOR PUBLIC INSPECTION

TABLE OF CONTENTS

NASELLA, MATHIS & ASSOCIATES
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

4660 LA JOLLA VILLAGE DRIVE, SUITE 125
SAN DIEGO, CALIFORNIA 92122-4604

TEL: (858) 452-4300
FAX: (858) 452-5989

Independent Auditors' Report

Board of Directors
Vanguard Capital
San Diego, California

We have audited the accompanying statement of financial condition of Vanguard Capital (a California corporation) as of December 31, 2004, and the related statements of income, changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An Audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vanguard Capital as of December 31, 2004, and the results of its operations, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5(e)(3) of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Nasella, Mathis & Associates

February 16, 2005
San Diego, California

Nasella, Mathis, and Associates
Certified Public Accountants

VANGUARD CAPITAL

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

ASSETS

	Allowable	Non-Allowable	Total
CURRENT ASSETS:			
Cash in bank	$ 183,720	$ -	$ 183,720
Money market - subordinated debt	500,000		500,000
Prepaid income taxes		10,280	10,280
Deferred tax benefit			-
Other receivables from brokers/dealers	499,746		499,746
Other receivables - noncustomers		6,123	6,123
Securities owned:			
Marketable securities (at market value)	10,402,213		10,402,213
Total Current Assets	11,585,679	16,403	11,602,082
PROPERTY AND EQUIPMENT, net	-	156,117	156,117
DEPOSITS	-	6,589	6,589
Total Assets	$11,585,679	$ 179,109	$11,764,788

LIABILITIES AND SHAREHOLDERS' EQUITY

	Allowable	Non-Allowable	Total
CURRENT LIABILITIES:			
Accrued commissions	$ 109,400	$ -	$ 109,400
Payable to account executives	102,720		102,720
Accounts payable and accrued expenses	-	10,208,702	10,208,702
Securities sold, not yet purchased, at market value	-	31,001	31,001
Total Current Liabilities	212,120	10,239,703	10,451,823
SUBORDINATED LOAN PAYABLE	-	500,000	500,000
Total Liabilities	$ 212,120	$10,739,703	$10,951,823
SHAREHOLDERS' EQUITY:			
Common stock, no par value, 1,000 shares authorized, issued and outstanding			$ 10
Additional paid-in capital			897,490
Retained earnings			(84,535)
Total Shareholders' Equity			812,965
Total Liabilities and Shareholders' Equity			$11,764,788

The accompanying notes are an integral part of this statement.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization

Vanguard Capital (the Company) was incorporated on February 24, 1988 under the laws of the State of California. The Company was formed to provide general securities broker-dealer services to investors in securities and other investments.

The National Association of Securities Dealers, Inc. (NASD) approved Vanguard Capital for membership as of June 17, 1988.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur.

Use of estimates

In conformity with generally accepted accounting principles preparation of financial statements requires the use of management's estimates. Those estimates and assumptions affect the reported amounts of the assets and the reported expenses. Actual results could differ from those estimates.

Cash deposits

At times during 2004 the Company had deposits in excess of federally insured limits.

Property and equipment

Property and equipment are recorded at cost. Depreciation of property and equipment is provided using an accelerated method over the estimated useful lives of the respective assets, ranging from five to seven years. Leasehold improvements are depreciated using the straight-line method over a period of thirty-nine years.

Note 1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Marketable securities

Marketable securities are adjusted to market value and any gain or loss is recognized currently in the statement of income.

Statement of cash flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Compensated absences

For full-time employees with less than five years of service, the Company provides fifteen days of personal time off per year per employee. For full-time employees with more than five years of service, the company provides 20 days of personal time off per year per employee. Unused time carries over to the following year, however there is a cap of 120/160 hours, respectively, of maximum accrual. For 2004, the unpaid time has not been accrued since it is considered immaterial.

Income taxes

The Company computes income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities.

Note 2. MARKETABLE SECURITIES

Marketable securities are included in the balance sheet at the quoted market value of each security, and are summarized as follows as of December 31, 2004:

Marketable securities	$10,402,213
Total marketable securities	$10,402,213

The investments are subject to "haircuts" of $838,590, for purposes of computing net capital (see Note 4).

Note 3. PROPERTY AND EQUIPMENT

Property and equipment as of December 31, 2004 are summarized as follows:

Office equipment and furniture	$ 396,463
Leasehold improvements	40,035
Automobiles	148,790
	585,288
Less accumulated depreciation	(429,171)
Net property and equipment	$ 156,117

Note 4. HAIRCUTS ON SECURITIES

Pursuant to Rule 15c3-1(f), haircuts were computed as a percentage of the value of marketable securities as follows as of December 31, 2004:

	Market Value	Haircuts	Undue Concentration Haircuts
Municipal bonds	$10,400,722	$649,580	$186,221
Total haircuts	$10,400,722	$649,580	$186,221

Note 5. LEASES, COMMITMENTS AND CONTINGENCIES

The Company leases office space under a five-year lease expiring March 31, 2005. The basic monthly rent is adjusted annually to reflect any increase in the cost of living index. The Company paid $144,658 in office rent (including area maintenance costs) for 2004. Minimum lease payments for the year ending December 31 are as follows:

2005	$ 27,789
	$ 27,789

The Company has negotiated a new three-year lease beginning April 1, 2005. The base monthly rent will be $4,353 and is adjustable by 3% annually. Minimum lease payments for the years ending December 31 are as follows:

2005	$ 39,179
2006	53,414
2007	54,980
2008	13,843
	$161,416

Note 5. LEASES, COMMITMENTS AND CONTINGENCIES (continued)

The Company leases office equipment under month-to-month leases. The total amount paid for the year ended December 31, 2004 was $2,027.

Note 6. SUBORDINATED LOAN

On April 30, 2004 the NASD approved the renewal of a subordinated debt agreement in the amount of $500,000 to an officer of the corporation. The subordinated debt agreement matures April 30, 2005, and is secured by monies in a money market account. The agreement calls for interest to be paid at the current money market rate.

A second subordinated debt agreement in the amount $1,500,000 to an officer of the corporation matured September 1, 2004. The subordinated debt agreement was not renewed.

Note 7. INCOME TAXES

The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB Statement No. 109, Accounting for income taxes, are as follows:

	Current	Deferred	Total
Federal	$ 0	$ 0	$ 0
State	952	3,360	2,408
	$ 952	$ 3,360	$ 2,408

A reconciliation of the difference between the expected income tax expense (benefit) or income computed at the U.S. statutory income tax rate and the Company's income tax expense (benefit) is shown in the following table:

Expected income tax benefit at U.S. statutory rate	$ 0
The effect of:	
Nondeductible expenses	0
Increase due to state and local taxes, net of U.S. federal income tax effects	0
State minimum tax	800
Income tax benefit	$ 800

Note 7. INCOME TAXES
(continued)

The Company has a net loss of ($414,692) for federal and net loss of ($433,561) for state tax purposes for the year ended December 31, 2004. The net operating losses can be carried forward to reduce federal and state taxable income in future years.

Note 9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Aggregate indebtedness and net capital change from day to day, but as of December 31, 2004, the Company's net capital ratio is approximately 0.8 to 1. Net capital was $298,054, aggregate indebtedness was $212,120 and required net capital was $100,000.

Note 10. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2004, the Company paid professional fees totaling $18,000 to one of its shareholders.

Note 11. RETIREMENT PLANS

Defined Benefit Plan

The Company's defined benefit pension plan was terminated effective July 31, 2004. The Company fully funded the plan prior to termination. All eligible participants were notified by the plan administrator of the plan's termination and of their lump sum benefits payable upon the plan's termination. Final approval by the Pension Benefit Guaranty Corporation is pending.

Funded Status of the Plan as of December 31, 2004:	
Accumulated benefit obligation, including fully vested benefits	$2,554,909

401(k) Plan:

The Company maintains a defined contribution 401(k) plan. All employees over the age of 21 are eligible to participate. There were no company contributions for 2004.

Note 12. COMMITMENTS AND CONTINGENT LIABILITIES

The Company has been named as a defendant in three arbitration matters, which arose during the normal course of business. While the ultimate outcome of litigation involving the Company cannot be predicted with certainty, management, having reviewed these actions with outside counsel, believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously

Although there can be no assurance that these arbitrations will not have a material effect on the results of operations of the Company in any future period, in the opinion of management of the Company, based upon advice of counsel, the ultimate resolution of such legal proceedings against the Company is not predictable at this time.

Note 13. ANNUAL AUDITORS' REPORT FORM X-17A-5, DECEMBER 31, 2004

The Statement of Financial Condition and related statements of the annual audit pursuant to Rule 17a-5 are available for examination at the principal office of Vanguard Capital, 4660 La Jolla Village Drive, Suite 100, San Diego, CA 92122, and the public reference room of the Securities and Exchange Commission, 450 Fifth Street, NW, Washington, D.C., 20549.